PROTOCOL AND JUSTIFICATION OF NIPARTICIPACOES LTDA. MERGER
                               INTO BRASKEM S.A.

                               made by and between

1. BRASKEM S.A, a publicly held company headquartered at Rua Eteno No. 1561, in the City of Camacari, State of Bahia, enrolled at CNPJ/MF under No. 42.150.391/0001-70, NIRE No. 29.300.006.939, herein represented in conformity with its By-Laws, hereinafter referred to as the "SURVIVING COMPANY" and

2. NI PARTICIPACOES LTDA, a company headquartered in the City of Rio de Janeiro, Rua da Candelaria No. 106 - 3rd. floor (part) - Centro - CEP 20091-020, enrolled at CNPJ/MF under No. 05.624.243/0001-14, NIRE No. 33.207.118.156, herein represented in conformity with its Articles of Incorporation, hereinafter referred to as the "MERGED COMPANY".

The SURVIVING COMPANY and the MERGED COMPANY collectively are hereinafter referred to as the "PARTIES",

                                    and also

3. NISHO IWAI CORPORATION, a company duly organized and constituted under the Laws of Japan, headquartered at 3-1 Daiba 2-0Chome, Minato-ku, Tokyo, Japan, enrolled at CNPJ/MF under No 05,556,123/0001-27, herein represented by its undersigned attorney, Mr. MASATOSHI FURUHASHI, Japanese, married, economist, resident and domiciled in the City and State of Sao Paulo, Brazil, Rua Sampaio Viana, No. 425, apartment 221, Paraiso - CEP 04004-001, bearer of Alien Identity Card RNE V312076-F, issued by SE/DPMAF/DPF on 12/14/2000 and enrolled as a taxpayer under CPF/MF No 227.468.428-66, hereinafter referred to as "Nissho Iwai Corporation", to effect a merger into an existing company under Articles 224 and 225 of Law No 6,404, of December 15, 1976, management of the PARTIES hereby proposes the merger of the MERGED COMPANY into the SURVIVING COMPANY, executing this Protocol and Justification ("Protocol"), which sets forth the following terms and conditions:

1. REASONS FOR THE OPERATION AND THE PARTIES' INTEREST AS TO ITS EXECUTION

1.1 In furtherance of the corporate restructuring process of the Brazilian petrochemical sector, which on August 16, 2002 culminated in the formation of the SURVIVING COMPANY, with a view principally to securing operational synergies, consolidating important competitive advantages from production scale gains and the technological development, valuing of human capital, as well as aligning the interests of SURVIVING COMPANY's shareholders and the second-generation companies controlled by the SURVIVING COMPANY. The SURVING COMPANY entered into arm's lenghth negotiations, with the objective of migrating the shares held by minority shareholders in its second-generation controlled companies Polialden Petroquimica S.A. ("Polialden")

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     and Trikem S.A. ("Trikem").

1.2 As a result, the SURVIVING COMPANY and Nissho Iwai Corporation, through their controlled company, the MERGED COMPANY, which holds 43,948,380 common shares of Polialden, representing 16.67% of its voting capital stock, and 2,161,985,136 common shares of Trikem, representing 10.06% of its voting capital stock, agreed to effect the merger described in this Protocol and Justification, through which Nissho Iwai Corporation will receive shares issued by the SURVIVING COMPANY, pursuant to the terms of Articles 226 and 227 of Law No 6,404 and of this instrument.

1.3 The common shares of the SURVIVING COMPANY have (i) tag-along rights set forth in the SURVIVING COMPANY's By-Laws, exercisable on the same terms and conditions as its controlling shareholder in the event of a transfer of control of the SURVIVING COMPANY and (ii) with higher liquidity than the common shares of Trikem and Polialden, if measured in trading volume on the Sao Paulo Stock Exhange, and also the SURVIVING COMPANY is a Level I (BOVESPA) company in respect of corporate governance.

2.   MERGER BASIS

2.1 The SURVIVING COMPANY will effect the merger of the MERGED COMPANY by conveying its net book value to the SURVIVING COMPANY, which will succeed to the interests and liabilities of the Merged Company, as provided by law (the "MERGER").

2.2 The creditor and debtor account balances of the MERGED COMPANY will be passed to and reflected in the SURVIVING COMPANY's accounting books, with the necessary adaptations being made.

2.3 For purposes of the respective accounting entries of the SURVING COMPANY, the MERGED COMPANY's valuation was made at book value, by the specialized company mentioned in item 3.1 below, on the base date appearing in item 3.2 below and based on criteria set forth in Law No 6,404, of December 15, 1976, for the preparation of financial statements.

2.4 The MERGED COMPANY's goods, rights and obligations to be conveyed to the SURVIVING COMPANY are those described in detail in the valuation report, at book value.

2.5 The SURVIVING COMPANY's management will be in charge of performing all the necessary acts to implement the Merger, with all the costs and charges arising from said implementation payable by the SURVIVING COMPANY.

2.6  The MERGED COMPANY will be extinguished in full.

3.   VALUATION OF THE MERGED COMPANY'S ASSETS AND BASE DATE OF


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     VALUATION

3.1  The   indication   and    appointment    of   the    specialized    company
     PricewaterhouseCoopers Auditores Independentes, a civil company headquartered in the City of Sao Paulo, Av. Francisco Matarazzo, No. 1,400, from the 7th.through the 11th and from the 13th through the 20th floors, Torino Tower, with a branch in the City of Salvador, Rua Miguel Calmon, No. 555, 9th. floor, also registered at the Regional Accountancy Council of the State of Bahia under CRC No. 2SP000160/O-5 "F" BA and the National Corporate File of the Ministry of Finance, under No. 61.562.112/0004-73, the Articles of Incorporation of which are filed at the 4th Registry of Deeds and Documents of Sao Paulo, SP on September 17, 1956, with further amendments thereto at the 2nd. Registry of Deeds and Documents of Sao Paulo, SP, the last of them being filed under microfilm No. 68,444 on April 15, 2002, represented by its partner, Mr. Julio Cesar dos Santos, Brazilian, married, accountant, bearer of ID Card under RG No. 57.537.96-SSP/SP, enrolled as a taxpayer under CPF No. 591.515.108-63 and before the Regional Accountancy Council of the State of Rio de Janeiro under No. CRC 1SP137878/O-6 "S" RJ, domiciled in the city of Rio de Janeiro, Rua da Candelaria No. 65, 11th, 14th and 15th floors and rooms 1302, 1303 and 1304 of Candelaria Corporate Building, Centro, Rio de Janeiro, as in charge of preparing the accounting valuation report of the MERGED COMPANY's net worth to be conveyed to the SURVIVING COMPANY ("Accounting Valuation Report"), shall be confirmed by the Special General Meeting of the SURVIVING COMPANY, under the terms of Article 227, ss. I of Law No. 6,404/76.

3.2 PricewaterhouseCoopers Auditores Independentes is a company specialized in accounting valuations, and upon request by management of the PARTIES, its experts proceeded with (i) the valuation of the MERGED COMPANY's assets at their book value, based on the elements appearing in the balance sheet of the MERGED COMPANY as of May 31, 2003 ("the Merger Base Date"), and (ii) the preparation of the Accounting Valuation Report, which is attached as
     Exhibit 3.2 to this Protocol, the amounts being subject to a previous analysis and approval by the SURVIVING COMPANY's shareholders, in accordance with Brazilian law.

4.   THE OVERALL AMOUNT OF NET WORTH TO BE MERGED

4.1 Based on the Accounting Valuation Report, and in compliance with the provisions of Clause 5.1 below, the MERGED COMPANY's net worth to be conveyed to the SURVIVING COMPANY is R$39,654,868.71.

5.   TREATMENT OF CHANGES IN NET WORTH UP TO THE DATE OF THE MERGER

5.1 Any variations in net worth between the Merger Base Date and the effective date of the Merger will be assumed by the SURVIVING COMPANY, and incorporated its accounting books, with the necessary changes.

6.   DISTRIBUTION OF STOCK RESULTING FROM THE MERGER-EXCHANGE

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     RATIO

6.1 As a result of the Merger, Nissho Iwai Corporation, which holds 99.99% of the MERGED COMPANY's capital stock, except for one quota, will receive stock from the SURVIVING COMPANY, in the proportions specified below.

6.2 The exchange ratio for the MERGED COMPANY's quotas to be exchanged for the SURVIVING COMPANY's stock was established by taking into consideration the negotiations held by the PARTIES on an arm's lenghth basis, which considered criteria traditionally used by the market for the establishment of exchange ratios between stock, including the liquidity of the stock issued by the SURVIVING COMPANY and the rights of said stock, as set forth in the SURVIVING COMPANY's By-Laws, mainly the tag-along rights exercisable under the same terms and conditions as the controlling stockholder, in the event of a change of control of the SURVIVING COMPANY.

6.3 Within such a context, the exchange ratio of common shares of Braskem for common shares of Trikem and common stock shares issued by Polialden is as follows: (a) one common share of Braskem for 69.47 common shares of Trikem, and (b) one common share of Braskem for 1.89 common shares of Polialden.

6.4 The MERGED COMPANY's quotaholders will waive the right to transfer or otherwise renounce their rights and interests in the MERGED COMPANY upon the Merger.

7.   CAPITAL INCREASE OF SURVIVING COMPANY

7.1 As a result of the Merger, under the Accounting Valuation Report, and so as to support the issue of stock by the SURVIVING COMPANY, its capital stock will be raised by R$39,654,868.71, through the issuance of 54,314,5331 new common shares, all of them bearing the rights and advantages appearing in the SURVIVING COMPANY's By-Laws, to be attributed to Nissho Iwai Corporation, in substitution for the MERGED COMPANY's quotas, which will be extinguished.

7.2 Within such a context, and once the Merger is approved, the capital of the SURVIVING COMPANY is estimated to be R$1,887,422,093.94, divided into 1,280,405,679 common shares and 2,172,289,774 preferred shares, with 2,160,832.034 class "A" preferred shares and 11,457,740 class "B" preferred shares. Article 4 of the SURVIVING COMPANY's By-Laws will read as follows:
     "4th. Article - The Social Capital is R$1,887,422,093.94, divided into 3,452,695,454 shares, with 1,280,405,679 common shares, 2,160,832,034 class
     "A" preferred shares and 11,457,740 class "B" preferred shares.

8.   OTHER PROVISIONS

8.1 The Merger proposed herein will be submitted to the Parties' stockholders and/or partners, within the agreed-upon timeframe.

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8.2  This  Protocol  will  be  governed  and  construed  under  the  Laws of the
     Federative Republic of Brazil and the applicable norms, with the Courts of the County of Salvador being hereby elected for the resolution of disputes arising hereunder.

8.3 Messrs. Stockholders and/or Partners of the SURVIVING COMPANY and of the MERGED COMPANY: these are the norms and procedures that, under the terms of the law, are hereby formulated to govern this Merger, as deemed of social interest, by the respective management of each company.

          Camacari, July 15, 2003.

                BRASKEM S.A



                             NI PARTICIPACOES LTDA.


                             NISSHO IWAI CORPORATION